SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                              Tera Computer Company
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   88076P108
                                (CUSIP Number)

                                 June 21, 1999
              (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 88076P108

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) / /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 1,271,186
Number of
Shares
Beneficially   6.   Shared Voting Power: 0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 1,271,186
Person
With
               8.   Shared Dispositive Power: 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,271,186

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 5.2%


12.  Type of Reporting Person: PN

Item 1(a).     Name of Issuer.

     The name of the issuer is Tera Computer Company (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 411 First Avenue South, Suite 600, Seattle, Washington 98104.

Item 2(a).     Names of Persons Filing.

     This Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"). Information is included herein with respect to the following persons: HBK Partners II L.P., a Delaware limited partnership ("Partners II"), the general partner of Investments, HBK Management L.L.C., a Delaware limited liability company ("Management"), the general partner of Partners II, and Harlan B. Korenvaes ("Manager"), a Member of Management, who may control Management.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The principal business office for each of the Persons listed in Item 2(a) is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This statement relates to the Common Stock, par value $.01 per share (the "Stock") of the Issuer.

Item 2(e).     CUSIP Number.

     The CUSIP number of the Shares is 88076P108.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

     (f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.   Ownership.

     (a) - (b) Investments is the beneficial owner of 1,271,186 shares of Stock, which constitutes approximately 5.2% of the outstanding shares of the Stock.

Each of Partners II, Management and Manager, as general partners and member, respectively, of Investments, Partners II and Management, may be deemed to be the beneficial owners of 1,271,186 shares of the Stock, which constitutes approximately 5.2% of the outstanding shares of the Stock.

(c) Investments has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,271,186 shares of Stock. Each of Partners II, Management and Manager, as the general partners and member, respectively, of Investments, Partners II and Management, may be deemed to have the power to vote or to direct the vote and to dispose or direct the disposition of the 1,271,186 shares of Stock.

The Persons listed in Item 2(a) expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Under an Investment Management Agreement with Montrose Investments Ltd. ("Montrose"), Investments has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,271,186 shares of Stock, which constitutes approximately 5.2% of the outstanding shares of the Stock. Montrose has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,271,186 shares of Stock beneficially owned by Investments.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     June 30, 1999



                              HBK INVESTMENTS L.P.


                              By: /s/ H. Michael Reese
                                  H. Michael Reese
                                  Chief Financial Officer